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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2007
                        Commission File Number: 001-32229

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                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [ ]           No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.


This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended September 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005. Attached hereto is a copy of the press release dated October 25, 2006.

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

                          HOMEX EXPANDS MANAGEMENT TEAM

    CULIACAN, Mexico, Feb. 27 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B de C.V. (Homex or the Company) [NYSE: HXM, BMV: HOMEX] announced today the expansion of its management team as part of the CEO's strategy to strengthen Homex's capabilities and better position the Company to further leverage the growth opportunities in the Mexican housing market.

    "We are pleased to announce the addition of three talented and experienced executives to the Homex management team," commented David Sanchez-Tembleque, Chief Executive Officer. "These key appointments enhance our existing team in the areas of Sales and Marketing, Corporate Finance and Accounting. With increased strength in these areas, we believe Homex is better prepared to capitalize on the strong growth we see continuing within the Mexican housing market. We are confident that our enhanced operational and administrative leadership, combined with the continued support of the housing sector by mortgage authorities, banks and President Calderon, will allow us to capitalize on the increasing demand for housing while further growing our profitability."

    Alan Castellanos Carmona was appointed Vice President of Finance and Planning and Chief Financial Officer. Mr. Castellanos, who has extensive experience in working capital management, joins Homex from NAFIN, Mexico's Development Bank, where he served as Deputy General Director of Business Development. Mr. Castellanos has an undergraduate degree in Business Administration from Universidad Iberoamericana, and earned his MBA from Instituto Panamericano de Alta Direccion de Empresas (IPADE).

    Mr. Castellanos succeeds Mario Gonzalez Padilla, who will leave the Company effective March 1, 2007.

    The Company also made the strategic decision to split the accounting and administrative duties from the corporate finance and treasury function in order to better support Homex's continued growth. Accordingly, Angel Garcia Vazquez has been appointed Chief Accounting Officer. Mr. Garcia, who will report to the CEO, joins Homex from PriceWaterhouseCoopers' U.S. Consulting business. Mr. Garcia has an undergraduate degree in Accounting from Universidad La Salle in Mexico.

    In another important addition, Daniel Leal Diaz-Conti has been appointed Vice President of Sales and Marketing. Mr. Leal succeeds Jose Maria Vlasich, who was appointed Head of the Northern Region for Homex. Mr. Leal joins Homex from Hipotecaria Nacional, the largest private mortgage lender in Mexico where he served as Deputy General Director of Sales and Marketing. Mr. Leal was also President of the mortgage chapter in the Mexican Association of Banks until February 2007. Mr. Leal has an undergraduate degree in economics from Universidad Veracruzana.

    About Homex

    Desarrolladora Homex, S.A.B de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold and net income.

    For additional corporate information please visit the Company's web site at: www.homex.com.mx .

SOURCE  Desarrolladora Homex, S.A.B de C.V.
    -0-                             02/27/2007
    /CONTACT:  Investor Contacts, investor.relations@homex.com.mx, or Carlos
J. Moctezuma, Head of Investor Relations, +5266-7758-5838, cmoctezuma@homex.com.mx /
    /Web site:  http://www.homex.com.mx /
    (HXM)

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              HOMEX DEVELOPMENT CORP.


                                              By:    /s/ David Sanchez-Tembleque
                                                     ---------------------------
                                              Name:  David Sanchez-Tembleque
                                              Title: Chief Executive Officer

Date: February 27, 2007